UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,
Raanana 4365603
Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 8, 2015 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Provides First Quarter 2015 Financial Update and Announces Focus of Efforts on its Lupus and Multiple Myeloma Assets

RAANANA, Israel, June 1, 2015 /PRNewswire/ — XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) ("XTL" or the "Company"), a clinical-stage biopharmaceutical company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet clinical needs, today announced that following an evaluation of the market opportunity for it pipeline products, the Company has decided to focus its efforts and expenditures exclusively on its two core assets: hCDR1 for the treatment of SLE/lupus and rHuEPO for "no-option" multiple myeloma patients. XTL also provided its financial and operational results for the first quarter ended March 31, 2015.

Focus on Core Assets

Josh Levine, Chief Executive Officer of XTL, commented, "Following our analysis of the market opportunity and commercial prospects for our leading clinical assets, we have decided to focus our resources and efforts exclusively behind the development of hCDR1 for the treatment of lupus and rHuEPO for "no-option" multiple myeloma patients and to withdraw from further progress on a combination therapy for schizophrenia in-licensed by the Company in 2011.

Lupus is a debilitating autoimmune disease and represents a large unmet medical need, with only one new treatment approved by the FDA in the past 50 years. A fourth quarter announcement by Eli Lilly that it discontinued development of a Phase III asset in this space further emphasized the unmet need and positions the Company to garner significant interest in our lupus asset from clinicians, lupus patients and partners which will no doubt lead to "game changing" opportunities for us.

rHuEPO has demonstrated a significant survival benefit for a number of end-stage multiple myeloma patients and results have been published in medical journals. XTL owns a use patent and has obtained orphan drug designation for this application of the drug in the United States."

First Quarter 2015 Financial Overview

XTL reported US$1.8 million in cash and cash equivalents as of March 31, 2015. The additional funds  from the US$4 million fundraise in April 2015, will allow the Company to advance its hCDR1 program for the treatment of SLE and initiate a clinical trial on its rHuEPO for multiple myeloma asset.

The Company reported research and development expenses for the quarter ended March 31, 2015 of US$42,000 compared with US$47,000 in the first quarter of 2014. General and administrative expenses for the quarter ended March 31, 2015 remain under tight control with US$0.3 million in the first quarter compared with US$0.5 million for the same period in 2014.

XTL reported an operating loss for the quarter ended March 31, 2015 of US$0.3 million compared to US$0.6 million for the same period last year. Finance expenses of US$0.2 million related to its investment in InterCure contributed to a net loss from continuing operations for the quarter ended March 31, 2015 of US$0.6 million, in line with results for the same period last year.

Mr. Levine commented: "Our first quarter financial results are in line with our expectations and following the recent closing of a US$4 million registered direct offering with a US based healthcare dedicated investor and existing shareholders, we are ready to execute our strategic plan with the goal of bringing our programs to the clinic in the near future. We continue our discussions with the FDA regarding the regulatory pathway for both drugs and have made progress on the chemistry, manufacturing and control (CMC) activities for hCDR1 including the production of the drug substance. We look forward to the expected publication of the results of a Phase 2b trial on our lupus drug (PRELUDE trial) which shows favorable safety and efficacy data on over 300 patients and are pleased with the coverage initiated recently by a US research analyst confirming our belief that our assets provide significant upside as compared to our current valuation."

About XTL Biopharmaceuticals Ltd. ("XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus and multiple myeloma.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 28, 2015.

Investor Contacts:

Arrowhead BID, New York

Daniel Renaud or Thomas Renaud

+1 212 619 6889

enquire@arrowheadbid.com

www.xtlbio.com

XTL Biopharmaceuticals, Ltd. and Subsidiaries
(in US$ thousands, except share and per share amounts)

Consolidated Statements of Financial Position - Selected Data

	As of
	March 31,
	2015	2014
Cash, Cash Equivalents and bank deposits	$1,753	$2,595
Working Capital	2,033	3,485
Total assets	5,013	7,743
Long term liabilities	$-	$10
Total shareholders' equity	4,637	6,142
Non-controlling interests	-	286

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(in US$ thousands, except share and per share amounts)

Consolidated Statements of Comprehensive Income

	For the three months ended
	March 31,
	2015	2014
Research and Development expenses	(42)	(47)
General and administrative expenses	(334)	(547)
Operating Loss	$(376)	$(594)
Finance income	$5	$2
Finance expenses	(245)	(5)
Finance income (expenses), net	$(240)	$(3)
Total loss from continuing operations	$(616)	$(597)
Total loss from discontinued operations	$(460)	$(164)
Total loss for the period	$(1,076)	$(761)
Total loss for the period attributable to:
Equity holders of the Company	$(1,078)	$(686)
Non-controlling interests	2	(75)
	$(1,076)	$(761)
Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.003)	(0.003)
From discontinued operations	(0.002)	-
Total basic and diluted loss per share (in U.S. dollars)	$(0.005)	$(0.003)
Weighted average number of issued ordinary shares	233,561,229	228,309,044

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 8, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer